

August 25, 2011

Via Facsimile
William W. Smith, Jr.
Chairman of the Board, President and
        Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia
Aliso Viejo, CA 92656

> **Re: Smith Micro Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 25, 2011**
> **Forms 10-Q for the Fiscal Quarters Ended March 31 and June 30, 2011**
> **Filed on May 4 and August 3, 2011**
> **File No. 000-26536**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009, page 27

1.   We note that your Form 10-K was filed on February 25, 2011 and that "subsequent events [were] evaluated as of the date of [the] filing." Please tell us what consideration was given to disclosing the 40% decrease in your stock price between December 31, 2010 and your filing date. Further, we note discussion in your financial results

conference call on February 24, 2011 of slow sell though for a large customer in the fourth quarter and the revenue shortfall expected in the first quarter that was announced on February 8, 2011. Tell us what, if any, consideration was given to disclosing any of these events or trends within your revenue discussions.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6. Segment and Geographical Information, page F-22

2.   Tell us the amount of revenue attributable to Verizon, AT&T, Sprint and Dell in each of the years presented. Further, with regard to your enterprise-wide disclosures within this section, tell us what consideration was given to disclosing the revenues for each customer representing 10% or more of total revenue pursuant to ASC 280-10-50-42. In addition, ensure that future filings provide the amount of goodwill allocated to each segment. See ASC 350-20-50-1.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Notes to the Consolidated Financial Statements

Note 11. Goodwill, page 11

3.   We note that as of March 31, 2011 you had not "noted any triggering events that would indicate impairment." Please explain how you concluded that there were no triggering events, given the approximate 40% decrease in your stock price between December 31, 2010 and March 31, 2011. In addition to the significant loss in market value, we note decreased revenues, a net loss and negative cash flows from operating activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2011 Compared to the Three Months Ended March 31, 2010, page 17

4.   We note that you have attributed the $11 million decrease in wireless revenues primarily to "low current period orders as a result of high inventory levels of our connection manager product at a key customer." It is unclear from this statement when revenue from transactions with your key customer is recognized. In this regard, is revenue recognized on a sell-through basis or when items are shipped? Please explain in detail how your revenue recognition policy, as described on page 20, applies to this key customer,

including the timing of order placement, shipment, creation of receivables, collection of cash and the recognition or deferral of revenue.

5.   We note that your Form 10-Q for the quarterly period ended March 31, 2011 was filed on May 5, 2011. By this date, your stock had continued to decrease, to approximately $5.66 from approximately $15.74 on December 31, 2011. Tell us what consideration was given to disclosing the approximate 64% drop in your stock price to $5.66 in the period since December 31, 2010. Please tell us what consideration was given to disclosing your significantly changed position and disclosing the possibility of impairment of your goodwill.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Notes to the Consolidated Financial Statements

Note 11. Goodwill and Long-Lived Assets, page 11

6.   We note that you "will 'more likely than not' have to perform Step 1 of the impairment test" if there is a triggering event in the third or fourth quarters. Please confirm, if true, that no Step 1 test was performed as of June 30, 2011. Considering that your revenue and your stock price have significantly declined during the first two quarters of 2011, please explain how you concluded that no triggering event had occurred. In this regard, please clarify why the technology shift you refer to within your MD&A (your page 20) does not represent a triggering event. While we note that these changes are recent, they appear to be company specific and represent severe declines that appear likely to continue. Please provide us with your analysis that supports your conclusion "that it is 'more likely than not' that the fair value of any of [your] reporting units has not declined below the reporting unit's carrying amount."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief